UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Inter-Tel, Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    458372109
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                                 (CUSIP Number)

                                Steven G. Mihaylo
                           P.O. Box 19790 Reno, Nevada
                                      89511
                                 (775) 338-4699
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                             Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                                 April 10, 2006
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458372 109
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1.      Names of Reporting Persons. Steven G. Mihaylo

        I.R.S. Identification Nos. of above persons (entities only). Not applicable.

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2.      Check the Appropriate Box if a Member of a Group (see Instructions)

                      (A) [___]
                      (B) [___]
           Not applicable.

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3.      SEC Use Only

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4.      Source of Funds (see Instructions)

        Not applicable.

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5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [__]

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6.      Citizenship or Place of Organization

        Nevada
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Number of Shares          7.       Sole Voting Power
Beneficially Owned by
Each Reporting Person              5,179,498
With
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                          8.       Shared Voting Power

                                   None
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                          9.       Sole Dispositive Power

                                   5,179,498
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                          10.      Shared Dispositive Power

                                   None
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11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,179,498

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12.     Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See
        Instructions) [__]

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13.     Percent of Class Represented by Amount in Row 11

        19.8%
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14.     Type Of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Schedule 13D, dated March 3, 2006 (the "Original Schedule 13D"), and filed by Steven G. Mihaylo ("Mr. Mihaylo") with the Securities and Exchange Commission (the "SEC") on March 6, 2006, with respect to the common stock, no par value per share ("Common Stock"), of Inter-Tel, Incorporated, an Arizona corporation ("Inter-Tel"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Original Schedule 13D.

Item 4.       Purpose of Transaction.

     The response to Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

                  On April 3, 2006, Mr. Mihaylo sent a letter (the "April 3 Letter") to the Board of Directors of Inter-Tel (the "Inter-Tel Board") proposing a meeting with the Inter-Tel Board to discuss a possible all-cash acquisition of Inter-Tel. Mr. Mihaylo stated in his letter that in connection with his review of alternatives, as described above in this Item 4, he has been discussing a possible arrangement between himself and Vector Capital (together with its affiliates, "Vector"), a technology-focused private equity fund with substantial experience investing in and acquiring technology companies, and that he and Vector have been meeting to discuss the possibility of together pursuing an acquisition of Inter-Tel and the manner in which that might best be effected. A copy of the April 3 Letter is filed as Exhibit 1 hereto and is incorporated herein by this reference.

                  On April 7, 2006, in accordance with the advance notice bylaw provisions that Inter-Tel adopted on March 29, 2006, Mr. Mihaylo delivered to Inter-Tel an advance notice of business and an advance notice of director nominations (such notices, the "Bylaw Advance Notices") to be brought before the Annual Meeting. In the Bylaw
         Advance Notices, Mr. Mihaylo informed Inter-Tel that he intended (1) to nominate a slate of three directors (including himself) for election at the Annual Meeting (the "Director Nominations") and (2) to introduce at the Annual Meeting several resolutions to be submitted to the vote of the shareholders (the "Shareholder Proposals"). The Shareholder Proposals include a resolution urging the Inter-Tel Board to arrange for the prompt sale of Inter-Tel to the highest bidder and resolutions to repeal recent amendments to Inter-Tel's bylaws that could have the effect of discouraging offers to acquire Inter-Tel . Mr. Mihaylo delivered to Inter-Tel the Bylaw Advance Notices in order to preserve his ability to communicate directly with Inter-Tel's shareholders and to solicit their support for his proposal to seek a prompt sale of Inter-Tel.

                  The Shareholder Proposals and the respective reasons therefor are set forth below:

                  Proposal 1:       RESOLVED, that the shareholders of
                                    Inter-Tel, Incorporated ("Inter-Tel") urge the Inter-Tel Board of Directors to arrange for the prompt sale of Inter-Tel to the highest bidder.


                                    The reason for proposal 1 (the "Sell the Company Resolution" proposal) is to give all shareholders the opportunity to send a message to the Inter-Tel Board that the shareholders support the sale of Inter-Tel to the highest bidder.


                  Proposal 2:       RESOLVED, that the amendments to Section
                                    2.5 ("Special Meetings of Shareholders") of the Bylaws of Inter-Tel, Incorporated adopted by the Board of Directors on February 21, 2006 relating to the calling of a special meeting of shareholders for the purpose of considering any action to directly or indirectly facilitate a
                                    "business combination" are hereby repealed.


                  Proposal 3:       RESOLVED, that Section 2.12 ("Advance
                                    Notice of Shareholder Business") of the
                                    Bylaws of Inter-Tel, Incorporated adopted by the Board of Directors on March 29, 2006 is hereby repealed in its entirety.


                  Proposal 4:       RESOLVED, that Section 2.13 ("Advance
                                    Notice of Director Nominations") of the
                                    Bylaws of Inter-Tel, Incorporated adopted by the Board of Directors on March 29, 2006 is hereby repealed in its entirety.


                                    The reason for proposals 2, 3 and 4
                                    (collectively, the "Repeal the Bylaw
                                    Amendments Resolutions") is to give all
                                    shareholders the opportunity to repeal the amendments to Section 2.5 and to repeal in their entireties Sections 2.12 and 2.13 of the Inter-Tel Bylaws recently adopted by the Board of Directors. The recent amendments to
                                    Section 2.5 and the adoption of Sections
                                    2.12 and 2.13 of the Bylaws could have the effect of discouraging offers to acquire Inter-Tel. Together with the Sell the Company Resolution, the Repeal the Bylaw Amendments Resolutions would send a strong message to the Inter-Tel Board that the shareholders support the sale of Inter-Tel to the highest bidder and that the Board of Directors should not adopt amendments to the Bylaws that could discourage offers to acquire Inter-Tel.


                  Proposal 5:       RESOLVED, that the Bylaws of Inter-Tel,
                                    Incorporated are hereby amended to require the unanimous vote of all members of the Board of Directors in order to adopt any amendment to the Bylaws that could have an anti-takeover effect, including, without limitation, any advance notice requirements for the election of directors or the conduct of business at shareholder meetings or any change in the ability of shareholders to call a special meeting of shareholders.


                                   The reason for proposal 5 (the "Unanimous
                                   Vote Resolution") is to prevent the Inter-Tel Board from amending the Bylaws after the Annual Meeting to create new obstacles to the sale of Inter-Tel to the highest bidder or overturning the vote of the shareholders on the Repeal the Bylaw Amendments Resolutions without the unanimous vote of all members of the Inter-Tel Board. If any of the director nominees proposed by Mr. Mihaylo are elected at the Annual Meeting, then the Inter-Tel Board may not be able to obtain a unanimous vote on any such amendments, although the result of any such vote would depend upon the exercise of each such director's fiduciary duty at the time of the vote. Based upon the number of shares that Mr. Mihaylo beneficially owns and cumulative voting under Arizona law, Mr. Mihaylo will be able to elect at least one director at the Annual Meeting.


                  Proposal 6:       RESOLVED, that each and every provision
                                    of the Bylaws of Inter-Tel, Incorporated adopted by the Board of Directors after March 29, 2006, and prior to the adoption of this resolution is hereby repealed.


                                   The reason for proposal 6 (the "No Amendments Resolution") is to prevent the Inter-Tel Board from taking actions to amend the Bylaws to attempt to nullify or delay the actions to be taken by the shareholders at the Annual Meeting or to create new obstacles to the sale of Inter-Tel to the highest bidder. According to publicly available information, the most recent amendments to the Bylaws were adopted on March 29, 2006 and no amendments subsequent to that date have been publicly disclosed. If the Inter-Tel Board has adopted any amendments to the Bylaws since March 29, 2006, or adopts any amendments to the Bylaws prior the Annual Meeting, the No Amendments Resolution would repeal all such amendments.

                  MacKenzie Partners, Inc. ("MacKenzie") has been retained to assist in the proxy solicitation, and Sitrick And Company Inc. ("Sitrick") has been retained to provide public relations services.

                  On April 10, 2006, Mr. Mihaylo sent a letter (the "April 10 Letter") to the Inter-Tel Board to reaffirm his interest in meeting with the Inter-Tel Board or its advisors to discuss a possible all-cash acquisition of Inter-Tel led by Mr. Mihaylo, as expressed in the April 3 Letter. A copy of the April 10 Letter is filed as Exhibit 2 hereto and is incorporated herein by this reference.

                  Also on April 10, 2006, Mr. Mihaylo issued a press release announcing that he had sent to the Inter-Tel Board the April 3 Letter and the April 10 Letter, and setting forth the text of the letters, and that he had delivered to Inter-Tel the Bylaw Advance Notices. A copy of the press release is filed as Exhibit 3 hereto and is incorporated herein by this reference.

                  Mr. Mihaylo plans to file with the SEC, and mail to Inter-Tel's shareholders, a proxy statement in connection with the Director Nominations and the Shareholder Proposals. The proxy statement will include information with respect to any other participants in the solicitation and a description of the direct and indirect interests of Mr. Mihaylo and any other participants in the solicitation. Investors are urged to read the proxy statement and any other relevant documents when they become available because they will contain important information. Investors will be able to obtain free copies of the proxy statement (when available) and other documents that Mr. Mihaylo files with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain a copy of the proxy statement (when available) from Mr. Mihaylo free of charge by contacting Mr. Mihaylo's proxy solicitor: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, Tel: 212-929-5500, Fax:
         212-929-0308, email: proxy@mackenziepartners.com.

Item 5.       Interest in Securities of the Issuer.

     The response to Item 5(a) of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 5(a):

                  Of these 5,179,498 shares of Common Stock, Mr. Mihaylo (i) is the holder of record of 144,000 shares and (ii) may be deemed to be the beneficial owner of the 5,035,498 shares of Common Stock held by The Steven G. Mihaylo Trust (the "Trust") because Mr. Mihaylo is the sole trustee of the Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response to Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 6:

                  In connection with his review of alternatives, as described above in Item 4, Mr. Mihaylo has been discussing a possible arrangement between himself and Vector, and he and Vector have been meeting to discuss the possibility of together pursuing an acquisition of Inter-Tel and the manner in which that might best be effected.

Item 7.       Material to be Filed as Exhibits.

              Exhibit 1. Letter, dated April 3, 2006, from Steven G. Mihaylo to the Board of Directors of Inter-Tel.

              Exhibit 2. Letter, dated April 10, 2006, from Steven G. Mihaylo to the Board of Directors of Inter-Tel.

              Exhibit 3. Press release, dated April 10, 2006, issued by Steven G. Mihaylo.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 10, 2006

                                                     /s/ Steven G. Mihaylo
                                                     ----------------------
                                                         Steven G. Mihaylo

                                 EXHIBIT INDEX

          Exhibit 1. Letter, dated April 3, 2006, from Steven G. Mihaylo to the Board of Directors of Inter-Tel.

          Exhibit 2. Letter, dated April 10, 2006, from Steven G. Mihaylo to the Board of Directors of Inter-Tel.

          Exhibit 3. Press release, dated April 10, 2006, issued by Steven G. Mihaylo.